News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 5, 2024

Seabridge Gold Provides Updated Mineral Resource Estimate for KSM's Kerr and Iron Cap Deposits

Toronto, Canada … Seabridge Gold announced today updated Mineral Resource Estimates for the Iron Cap and Kerr deposits at its 100-owned KSM Project located in northwestern British Columbia. The underground block cave constraining shapes for Kerr and Iron Cap have been updated using the same metal prices used in the 2022 Mitchell and East Mitchell open pit constraining shapes (US$1,820/oz Au, US$4.20/lb Cu, US$28/oz Ag, and US$ 13.5/lb Mo at a currency exchange rate of 0.83 US$ per 1.00 CDN).

Inferred Mineral Resources increase by 5.9 Million Ounces of Gold, 3.3 Billion Pounds of Copper, 55.4 Million ounces of Silver and 51 million pounds of molybdenum.

Indicated Mineral Resources increase by 0.3 Million Ounces of Gold, 0.2 Billion Pounds of Copper, 3.5 Million ounces of Silver and 2 million pounds of molybdenum.

The updated Mineral Resource Estimates within the underground block cave constraining shapes for Kerr and Iron Cap have a mining grade shut-off applied which is appropriate for the assumed block cave mining method. This is consistent with the unselective block cave mining method used in the 2022 PEA and is different from previous Mineral Resource statements at Kerr and Iron Cap which applied a grade cut-off.

Resource models supporting the updated Mineral Resource Estimates have not changed and they are the same models used in the previous resource statement as reported in the KSM  Preliminary Feasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report", with an effective date of August 08, 2022 (see here).

Seabridge Chairman and CEO Rudi Fronk said the resource restatements reflect gains from a consistent application of metal price parameters. "As we move towards a joint venture on KSM, it makes sense to normalize our resource estimates across all of KSM's deposits."

The update Mineral Resource Estimates for Kerr and Iron Cap are as follows:

Deposit	Resource Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold ounces (millions)	Copper Pounds (millions)	Silver ounces (millions)	Moly pounds (millions)
Kerr	Indicated Open Pit	356.9	0.22	0.41	1.1	5	2.5	3,210	13.0	4
	Indicated Block Cave	27.4	0.21	0.41	1.5	11	0.2	246	1.3	1
	Indicated Total	384.2	0.22	0.41	1.2	5	2.7	3,456	14.3	4
	Inferred Open Pit	75.7	0.27	0.22	1.2	5	0.7	360	3.0	1
	Inferred Block Cave	2,513.7	0.27	0.35	1.7	21	22.1	19,492	139.3	119
	Inferred Total	2,589.3	0.27	0.35	1.7	21	22.8	19,852	142.3	120
Iron Cap	Indicated Block Cave	471.0	0.38	0.21	4.3	39	5.8	2,206	65.6	40
	Inferred Block Cave	2,309.4	0.41	0.27	2.5	31	30.3	13,755	186.3	160

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

Notes:

  The effective date for the Mineral Resource Estimate for Kerr and Iron Cap is January 10, 2024.
  The Mineral Resource Estimates have been verified and endorsed by Henry Kim P.Geo., an independent Qualified Person.
  Mineral Resources are reported inclusive of Mineral Reserves.
  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).
  Mineral Resources were constrained within mineable shapes depending on the assumed mining methods.
  The Mineral Resource for Iron Cap deposit has been constrained by conceptual block cave shapes using the following assumptions: metal prices of US$1,820/oz Au, US$4.20/lb Cu, US$28/oz Ag, and US$13.5/lb Mo at a currency exchange rate of 0.83 US$ per 1.00 CDN$; Mining cost of $5.64/t; $11/t process + G&A costs; Total operating cost used for the block cave shut-off was rounded to $16.5/t; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $281 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport, and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work, average metallurgical recoveries are: 64% for gold, 87% for copper, 50% for silver and 27% for molybdenum. The block cave constraining shapes assume a maximum height of draw of 750m and minimum height of draw of 195m, and a minimum span dimension for each of the footprints of 200m.
  The Mineral Resource for Kerr deposit has been constrained by a conceptual open pit and conceptual block cave shapes below the pit.
  The Kerr pit constraining shape uses the following assumptions: metal prices US$1,300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$9.7/lb Mo at a currency exchange rate of 0.79 US$ per 1.00 CDN$; Mining cost of $1.8/t; $9/t process + G&A costs; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $281 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport, and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work, average metallurgical recoveries are: 63% for gold, 83% for copper, 53% for silver and 7% for molybdenum. The Kerr constraining pit uses an assumed pit slope of 45 degrees. A mining restriction surface was used to limit the depth of the conceptual Kerr constraining pit in order to leave a reasonable quantity of potential underground material for the Kerr block cave resource constraining shape. The pit shell does not overlap with the block cave mining shape below the pit.
  The Kerr block cave constraining shapes use the following assumptions: metal prices of US$1,820/oz Au, US$4.20/lb Cu, US$28/oz Ag, and US$ 13.5/lb Mo at a currency exchange rate of 0.83 US$ per 1.00 CDN$; Mining cost of $6.82/t; $11/t process + G&A costs; Total operating cost used for the block cave shut-off was rounded to $18/t; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $281 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport, and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work, average metallurgical recoveries are: 55% for gold, 88% for copper, 49% for silver and 17% for molybdenum. The block cave constraining shapes assume a maximum height of draw of 750m and minimum height of draw of 195m, and a minimum span dimension for each of the footprints of 200m.
  All material within the block cave constraining shapes have been reported in the Mineral Resource statements using a shut-off approach as block caving is a non-selective mining method.
  Net Smelter Return (NSR) cut-off is $9/t for the Kerr open pit using the following assumptions: metal prices of US$1,300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$ 9.7/lb Mo at a currency exchange rate of 0.79 US$ per 1.00 CDN$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag. Offsite costs (smelting, refining, transport, and insurance) are $281 per tonne of concentrate; doré terms are $2/oz Au offsite costs (refining, transport, and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work with average metallurgical recoveries of: 63% for gold, 83% for copper, 53% for silver and 7% for molybdenum.
  "Moly" = "Molybdenum"
  Numbers may not add due to rounding.
  Unless noted otherwise, dollars reported herein are Canadian dollars.

The mineral resources within the 2022 PEA mine plans for Kerr and Iron Cap are subsets of, and consistent with, the updated Mineral Resources, and the mineral resources within the PEA mine plan are not impacted by the updated underground block cave constraining shapes.

The changes to the Mineral Resources are not a result of any changes to the resource models, but rather using a shut-off grade strategy for the Kerr and Iron Cap underground resources and aligning the metal price assumptions for the constraining shapes with other deposits on the KSM Project. The 2022 PEA mine plan is a subset to the mineral resources at Kerr and Iron Cap and is not impacted by the change to Mineral Resources. The increased mineral resources compared to the previous estimate would only be mined after the 33 years of mine life based on the open pit Mineral Reserves. Any future cash flows resulting from these additional mineral resources is not considered material. The change in Mineral Resource is considered not material to the KSM Project or to Seabridge Gold.

Updated Mineral Resources and the unchanged Mineral Reserves for the full KSM property are appended to the end of this news release and can be viewed on the Seabridge website at www.seabridgegold.com and here.

Qualified Persons

Henry Kim P.Geo., the independent Qualified Person and Principal Resource Geologist with Wood Canada Limited, has reviewed and approved the scientific and technical information contained in this press release.  Details of the data verification performed to support the Mineral Resource estimates, and identification of any known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources are provided in Technical Report dated August 8, 2022.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada, and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All mineral reserve and resource estimates reported by Seabridge were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards (May 10, 2014). Since 2021 the U.S. Securities and Exchange Commission ("SEC") recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" and the supporting mining studies that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Forward-Looking Information

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the conceptual open pit and conceptual block cave shapes and the cut-offs; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, including material processed and metal recovered and recovery rates; and (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but other assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results and block caving models; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery, equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii)success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted indigenous groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using values current as of the effective date of the studies, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; and risks relating to the costs of other energy sources; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted indigenous groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2022 and in Seabridge's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

KSM Mineral Reserves and Resources	January 2024

The following tables provide a breakdown of Seabridge's most recent estimates of Mineral Reserves and Resources for its 100% owned KSM project. Seabridge notes that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Proven and Probable Mineral Reserves

KSM Deposit	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	483	0.74	0.20	3.3	49	11.5	2,161	51	53
	Probable	452	0.59	0.15	2.5	74	8.6	1,458	36	74
East Mitchell	Proven	814	0.69	0.11	1.8	91	18.1	2,043	47	163
	Probable	392	0.46	0.09	1.7	84	5.8	784	21	73
Sulphurets	Probable	151	0.68	0.26	1.0	70	3.3	874	5	23
KSM Totals	Proven	1,297	0.71	0.15	2.4	75	29.6	4,203	98	215
	Probable	995	0.55	0.14	1.9	77	17.7	3,116	62	170
	Total	2,292	0.64	0.14	2.2	76	47.3	7,320	160	385

Mineral Resources (Inclusive of Mineral Reserves)

Measured Resources

KSM Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Mitchell	692,000	0.68	15.1	0.19	2,876	3.3	72.8	52	79
East Mitchell	1,013,000	0.65	21.1	0.11	2,514	1.8	59.2	89	198
KSM Totals	1,705,000	0.66	36.2	0.14	5,390	2.4	132.0	74	277

Indicated Resources

KSM Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)

Mitchell	1,667,000	0.48	25.9	0.14	5,120	2.8	149.2	66	241
East Mitchell	746,000	0.42	10.0	0.08	1,390	1.7	41.8	79	130
Sulphurets	446,000	0.55	7.9	0.21	2,064	1.0	14.3	53	52
Kerr	384,000	0.22	2.7	0.41	3,456	1.2	14.3	5	4
Iron Cap	471,000	0.38	5.8	0.21	2,206	4.3	65.6	39	40
KSM Totals	3,714,000	0.44	52.3	0.17	14,236	2.4	285.2	57	467

Measured plus Indicated Resources

KSM Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)

Mitchell	2,359,000	0.54	41.1	0.15	7,996	2.9	222.0	62	320
East Mitchell	1,759,000	0.55	31.2	0.10	3,904	1.8	101.0	85	328
Sulphurets	446,000	0.55	7.9	0.21	2,064	1.0	14.3	53	52
Kerr	384,000	0.22	2.7	0.41	3,456	1.2	14.3	5	4
Iron Cap	471,000	0.38	5.8	0.21	2,206	4.3	65.6	39	40
KSM Totals	5,419,000	0.51	88.7	0.16	19,626	2.4	417.2	63	744

Inferred Resources

KSM Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)

Mitchell	1,283,000	0.29	11.8	0.14	3,832	2.5	102.2	47	133
East Mitchell	281,000	0.37	3.4	0.07	403	2.3	21.1	61	38
Sulphurets	223,000	0.44	3.2	0.13	639	1.3	9.3	30	15
Kerr	2,589,000	0.27	22.8	0.35	19,852	1.7	142.3	21	120
Iron Cap	2,309,000	0.41	30.3	0.27	13,755	2.5	186.3	31	160
KSM Totals	6,685,000	0.33	71.5	0.26	38,481	2.1	461.2	31	466

** Mineral Resource statements for the Kerr and Iron Cap deposit were updated in January 2024 to make the economic parameters used in the estimates consistent with the other mineral resource estimates on the KSM property. The resource models supporting the updated mineral resource statement have not changed and they are the same models used in the previous resource statement in the Technical Report dated August 8, 2022. The Mineral Reserves and Resources for the Mitchell, East Mitchell and Sulphurets deposits are the same as reported in the KSM Technical Report dated August 8, 2022.

The underground block cave constraining shapes for Kerr and Iron Cap have been updated using the same metal prices used to develop the 2022 Mitchell and East Mitchell open pit constraining shapes (US$1,820/oz Au, US$4.20/lb Cu, US$28/oz Ag, and US$ 13.5/lb Mo at a currency exchange rate of 0.83 US$ per 1.00 CDN).

The updated Mineral Resource estimates within the underground block cave constraining shapes for Kerr and Iron Cap have a mining grade shut-off applied which is appropriate for the assumed block cave mining method. This is consistent with the unselective block cave mining method used in the 2022 PEA and is different from previous Mineral Resource statements at Kerr and Iron Cap.

The mineral resources within the 2022 PEA mine plans for Kerr and Iron Cap are subsets of, and consistent with,

the updated Mineral Resources, and the mineral resources within the PEA mine plan are not impacted by the updated underground block cave constraining shapes.

Mineral Reserves have an effective date of May 26, 2022, and are based on the 2022 PFS that uses an all-open pit mine-plan. The Qualified Person responsible for the Mineral Reserves is Jim Gray, P.Eng.  The key assumptions, parameters, and methods used in preparing the Mineral Reserves, and the identification of any known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves are presented in the Technical Report dated August 8, 2022.

Note:  United States investors are cautioned that the requirements and terminology of NI 43-101 differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.  Accordingly, the Issuer's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC's Industry Guide 7.  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.